

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2024

Marjorie Hargrave
Chief Financial Officer
Hallador Energy Company
1183 East Canvasback Drive
Terre Haute, Indiana 47802

> **Re: Hallador Energy Company**
> **Form 10-K for the Fiscal Year ended December 31, 2023**
> **Filed March 14, 2024**
> **File No. 001-34743**

Dear Marjorie Hargrave:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Properties, page 29

1. Please expand your disclosure to provide information that would reasonably inform investors of the productive capacity and extent of utilization of the Merom power plant to comply with Instruction 1 to Item 102 of Regulation S-K.

Management's Discussion and Analysis, page 30

2. We note that you provide a brief discussion and analysis of the reportable operating segment activity on pages 37 and 38, although without any direct commentary on the key segment performance measures that you have identified on page 66, and you do not provide any comparable information for the consolidated results of operations.

Please expand your discussion and analysis to include an overall assessment of the *consolidated* financial statements, as may include (i) significant components of revenues and expenses that would be material to an understanding of the results of operations; (ii) known trends or uncertainties that have had or that are reasonably likely to have a material favorable or unfavorable impact on revenues; (iii) events that are reasonably likely to cause a material change in the relationship between costs and revenues; and iv) the extent to which changes in revenue are attributable to changes in prices and separately to changes in the volume or amount of goods or services being sold.

Please also expand your discussion and analysis of segment activity to address changes in your key segment performance measure of segment income (loss) from operations for each period. You may refer to Item 303(a), (b) and (b)(2) of Regulation S-K if you require further clarification or guidance regarding these disclosure requirements.

Results of Operations
Presentation of Segment Information, page 37

3.   We note your disclosure of quarterly segment data on page 41 includes various measures that appear to be non-GAAP measures, such as coal segment margin, segment total electric sales less amortization of contract liability, and electric segment operating expenses less fixed costs and amortization of contract asset.

Please refer to the answer to Question 104.03 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, and address the disclosure requirements in Item 10(e)(1)(i) and (ii)(E) of Regulation S-K, with respect to each measure. As you appear to be excluding some fixed costs in arriving at one or more non-GAAP measures, tell us your rationale for presenting the measure and how you view its utility relative to the most directly comparable measure based on GAAP.

Please also clarify whether you view the excluded costs as normal, recurring, cash operating expenses that are necessary to operate your business, and address the guidance in the answer to Question 100.01 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. You may view this guidance at the following address: https://www.sec.gov/corpfin/non-gaap-financial-measures.htm

Financial Statements
Consolidated Statements of Operations, page 47

4.   We note that amounts reported on your operating expenses line item of $473 million represents 83% of the summation of these and other costs that you report as total operating expenses for the year ended December 31, 2023.

Please address the guidance in Rule 5-03.2 and 3 of Regulation S-X, regarding the line items that may be appropriate to the presentation. For example, tell us why you would not separately report fuel, purchased power, and operation and maintenance costs.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Yolanda Guobadia, Staff Accountant, at 202-551-3562 or John Cannarella, Staff Accountant, at 202-551-3337 if you have questions regarding comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Lawrence Martin